RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

THOMAS Y. HINER
DIRECT DIAL: 804-788-8279
EMAIL: thiner@hunton.com

FILE NO: 63058.000026
June 20, 2006
Mr. Joshua Ravitz
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Origen Residential Securities, Inc. Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (No. 333-117573)
Dear Mr. Ravitz:
     On behalf of Origen Residential Securities, Inc. (the “Registrant”), we file herewith Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-3 (No. 333-117573). We also submit this response to the comments of the SEC Staff in your letter dated June 14, 2006. For your convenience, the full text of the Staff’s comments (including the headings and numbering from your letter) is provided below, followed, in each instance, by our response on behalf of the Registrant presented in italics. In addition, for your convenience, we enclose a blacklined version of the Registration Statement, marked to show changes responsive to the Staff’s comments and keyed to the numbering in your letter.
Registration Statement on Form S-3
General
1.	Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.
The Registrant confirms that each issuing entity formed by it or its affiliates with respect to asset-backed securities involving the subject asset class is current with respect to its Exchange Act reporting obligations during the last twelve months.

Division of Corporate Finance
U.S. Securities and Exchange Commission
June 20, 2006

In late 2005, the Registrant determined that the first few Form 8-K filings for Origen Manufactured Housing Trust 2005-B had not been filed, and promptly filed the missing Forms 8-K. In early 2006, the Registrant determined that several Exchange Act reports for issuing entities formed by the Registrant were filed under incorrect CIK numbers and were therefore not filed on a timely basis. Those Exchange Act reports were subsequently filed under the correct CIK numbers. The Registrant has taken steps to improve its reporting personnel and processes to ensure that all required filings in the future will be filed on a timely basis, as outlined in a series of letters to Jeff Cohan of the SEC. On May 12, 2006, the Registrant received a verbal waiver from Jeff Cohan regarding the failure to timely file such reports. The Registrant confirms that since the time of the waiver, all Exchange Act reports have been made on a timely basis.
The name of each affiliate formed by the Registrant or any affiliate with respect to asset-backed securities of the subject asset class and its related CIK Code are as follows:

Name of Affiliate	CIK Code
Origen Manufactured Housing Contract Trust 2004-B	0001303970

Origen Manufactured Housing Contract Trust Collateralized Notes, Series 2005-A	0001326819

Origen Manufactured Housing Contract Trust Collateralized Notes, Series 2005-B	0001345935
2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
The Registrant confirms that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus for each asset-backed securities offering, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.
3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
The Registrant confirms that it will file unqualified legal and tax opinions at the settlement of each takedown.

Division of Corporate Finance
U.S. Securities and Exchange Commission
June 20, 2006

4.	We note your disclosure on page 15 of the base prospectus that pool assets may include “other property as may be specified in the related prospectus supplement” and on page 37 of the base prospectus that credit enhancements may include “another form specified in the prospectus supplement.” Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above, as well as any other similar “catch all” language.
The Registrant hereby confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. The Registrant has deleted the “catch all” language noted above.
5.	We note your reference to “an index” in relation to adjustable rate assets on pages 5, 29, 31 and 49. Please revise the base prospectus to identify all indices that may be used to determine interest payments or confirm that, in any case, they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index. Refer to Item 1113(a)(3) of Regulation AB.
The Registrant confirms that all indices that may be used to determine interest payments will be indices that reflect payments of interest based on debt transactions and not based on any securities or commodities index. The Registrant has revised the base prospectus to clarify this matter.
Prepayment and Yield Considerations, page 25
Yield Considerations, page 26
6.	We note your disclosure in the second paragraph on page 27 that delinquent assets may be included in an asset pool. Please confirm that delinquent assets will comprise less than 20% of each asset pool. Refer to General Instruction I.B.5 to Form S-3.
The Registrant confirms that delinquent assets will comprise less than 20% of each asset pool and has revised the disclosure to reflect such limitation.

Division of Corporate Finance
U.S. Securities and Exchange Commission
June 20, 2006

7.	Additionally, please confirm that no non-performing assets will be included in the asset pool. Refer to Item 1101(c)(2)(iii) of Regulation AB.
The Registrant confirms that no non-performing assets will be included in the asset pool.
Substitution of Contracts or Mortgage Loans, page 31
8.	We note from page 31 of the base prospectus that in addition to substitutions of pool assets that can occur for breaches of representations and warranties, the depositor may substitute assets “to the extent described in the prospectus supplement.” Please provide bracketed disclosure in an appropriate place in the prospectus supplement of these other circumstances. Refer to Item 1101(c)(1) and (c)(3) of Regulation AB, and footnote 207 to SEC Release 33-8518.
The Registrant has deleted the reference in the base prospectus to other circumstances under which the depositor may substitute assets in a pool.
Asset-Backed Securities, page 32
9.	Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for asset-backed securities. Refer to Section III.A.6 of SEC Release 33-8518. Also, your prospectus supplement does not contemplate a pool that includes such securities. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided. Please provide bracketed disclosure in the prospectus supplement reflecting the disclosure you will provide if the asset-backed securities are included in the asset pool of an issuing entity.
The Registrant has revised the base prospectus to delete all references to the inclusion of asset-backed securities in the asset pool.
Pre-Funding Account, page 34
10.	We note that the prefunding period will not exceed 50% of the “principal amount of the securities issued” and will not exceed 50% of the “scheduled principal balance of the assets included in the trust estate, inclusive of the related prefunded amount, as of the cut-off date.” Please revise to clarify that the prefunding account will not exceed 50% of the proceeds of the offering. Refer to Item 1101(c)(3)(ii) of Regulation AB.
The Registrant has revised the disclosure as suggested.

Division of Corporate Finance
U.S. Securities and Exchange Commission
June 20, 2006

Credit Enhancement, page 37
11.	We note your disclosure from pages 2 and 3 of several forms of credit enhancement that are not described in this section, including allocation of losses, excess interest, and excess cash flow. Please ensure that this section describes all forms of credit enhancement that may be used. A list of credit enhancements is not sufficient. Rather, each credit enhancement should be described in the base prospectus. Refer to Item 1114 of Regulation AB.
The Registrant has revised the disclosure as suggested.
12.	We note that credit enhancement and hedge agreements “may be structured so as to protect against losses relating to more than one issuing entity.” Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security. In your response please tell us which forms of credit support and hedge agreements may be applied concurrently to more than one issuing entity.
The Registrant has deleted all references to credit enhancement that may be applied to more than one issuing entity.
Hedge Agreements, page 42
13.	We note your disclosure here that “[a]n issuing entity may hold an interest rate swap agreement, an interest rate cap agreement, or similar derivative contract providing limited protection against interest rate risks, realized losses and other risks.” Similar disclosure about entering into derivative contracts to hedge against “other risks” appears on pages 3 and 37. In addition, you reference “interest rate or swap agreements” in the second paragraph on page 6. Please revise to either remove this language and similar language throughout the filing or to list the derivative instruments to which you refer. Additionally, confirm that any derivative arrangement you intend to use will be limited to an interest or currency agreement.
The Registrant has revised the disclosure as suggested and confirms that any derivative arrangement will be limited to an interest or currency agreement.

Division of Corporate Finance
U.S. Securities and Exchange Commission
June 20, 2006

14.	We also note that you may enter into interest rate swap or cap agreements. Please confirm that, if a takedown includes an interest rate swap or cap agreement, you will provide the descriptive information required by Item 1115(a) of Regulation AB, including the significant percentage the interest rate represents. Likewise, please confirm that you will provide the financial information as outlined in Item 1115(b) if the aggregate significant percentage is 10% or more.
The Registrant confirms that the disclosure required pursuant to Item 1115(a) and 1115(b) will be included, if applicable to a specific takedown.
15.	Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.
The Registrant confirms that any enhancement or support agreements and agreements related to the derivative instruments will be filed as exhibits pursuant to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.
Guarantees or Letters of Credits, page 42
16.	Please revise to include a separate description of the types of guarantees you intend to use. Please also revise to delete the second reference to letters of credit on page 42 or explain how it is different from the description on page 41.
The Registrant has deleted the reference to Guarantees or Letters of Credit on page 42.
Prospectus Supplement
Cover Page
17.	Please revise to specify that the notes will represent obligations of the issuing entity. Refer to Item 1102(d) of Regulation AB.
The Registrant has made the requested change.
Summary
18.	We note that you identify Origen Financial LLC as the Sponsor and Origen Securitization Company, LLC as the Seller on page S-4 of the summary. We also note that you have identified these entities as the “Originator and Seller” and “Seller

Division of Corporate Finance
U.S. Securities and Exchange Commission
June 20, 2006

and Sponsor” on the cover page. Please revise to clarify the apparent discrepancy. When referring to transaction parties, please use the terminology set out in Regulation AB. Also, it appears that the “Seller” should be referred to as the “originator.” In this regard, revise your disclosure throughout the form of prospectus supplement and the base prospectus.
The Registrant has revised the disclosure to be clear that Origen Financial L.L.C. is the Originator and the Sponsor. Origen Securitization Company, LLC is identified as the “Seller” because it is the wholly-owned subsidiary of the Originator, formed for the purpose of entering into “warehouse” financing agreements with third parties. The Originator assigns contracts to the Seller, the Seller procures financing for the contracts pending securitization, and the Seller sells the contracts to the Depositor at the time of securitization.
19.	We note the bracketed disclosure on page S-4 identifying the indenture trustee. Please provide bracketed language in an appropriate place in the prospectus supplement describing to what extent the trustee has had prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets. Refer to Item 1109(b) of Regulation AB.
The Registrant has made the requested change.
20.	We note from page S-5 that the trust will acquire initial assets and additional assets. Please explain why the additional assets are acquired apart from the initial assets and why they have a different cut-off date. We also note your statement that disclosed information only relates to the initial assets. Please explain how you intend to convey information relating to material characteristics of the additional assets to investors. Refer to Item 1103(2) and Item 1111 of Regulation AB.
The Registrant confirms that any additional assets will be related solely to assets purchased with the proceeds of a pre-funding account. We have added disclosure to the Prospectus Supplement to clarify this matter.
21.	Please briefly summarize the circumstances under which assets can be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.
The Registrant has made the requested change.

Division of Corporate Finance
U.S. Securities and Exchange Commission
June 20, 2006

The Sponsor, the Seller, the Depositor and the Issuing Entity, page S-19
The Sponsor, page 19
22.	Please include to the extent material information regarding the size, composition, and growth of the sponsor’s portfolio of assets of the type to be securitized. Refer to Item 1104(c) of Regulation AB.
Information concerning the size, composition and growth of the Sponsor’s portfolio of assets is contained under the heading “The Originator — General” on page 42.
Underwriting Policies, S-21
Purchased Contracts, page S-24
23.	We note your bracketed disclosure regarding the underwriting policies of “significant originators, if any.” Please revise to provide bracketed disclosure indicating that you will identify originators both here and in the summary that originated or are expected to originate 10% or more of the pool assets and that you will provide all the additional disclosure required by Item 1110(b) of Regulation AB with respect to any originators and the originated or are expected to originate 20% or more of the pool assets.
The Registrant has made the requested change.
The Servicer, the Subservicer and the Backup Servicer, S-24
The Servicer, page S-24
24.	We note that Origen Financial LLC is the servicer on the contracts. Please provide the size, composition, and growth of the servicer’s portfolio of serviced assets of the type included in the current transaction, and provide other identifying information and experience unless provided elsewhere in the prospectus. Refer to Item 1108(b) of Regulation AB.
Origen Financial L.L.C. engages Origen Servicing, Inc., its wholly-owned subsidiary, to perform all servicing functions for Origen Financial L.L.C.’s servicing portfolio. Origen Servicing, Inc. does not do any servicing except as subservicer for Origen Financial L.L.C. We provided the required information concerning Origen Servicing, Inc.’s servicing portfolio under “The Subservicer,” and this is also all information concerning Origen Financial L.L.C.’s servicing portfolio, as the portfolio of the two companies are the same.

Division of Corporate Finance
U.S. Securities and Exchange Commission
June 20, 2006

Undertaking
25.	Please provide the undertaking required by Item 512(k)(a)(1)(ii) of Regulation S-K.
The Registrant has included the requested undertaking.
               Should you have additional comments or questions or require clarification of any of our responses on behalf of the Registrant, feel free to call the undersigned at (804) 788-8279 or Andrew Blanchard at (804) 788-8385.
Sincerely yours,
Thomas Y. Hiner
Enclosures

cc:	Mr. Mark Landschulz

Andrew J. Blanchard, Esq.